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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2014 AND ENDING 02/28/2015

_____MM/DD/YY_____   _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue

_____(No. and Street)_____

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron   212-583-2000

_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

_____(Name – if individual, state last, first, middle name)_____

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ronald Baron _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Baron Capital, Inc._____ , as of February 28 _____, 20 15 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chairman & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARON CAPITAL, INC.

(a wholly owned subsidiary of Baron Capital Group, Inc.)

FINANCIAL STATEMENTS

FEBRUARY 28, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company") as of February 28, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 28, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
April 27, 2015

New York | New Jersey | Pennsylvania | California | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2015

ASSETS
Cash and cash equivalents	$ 16,530,307
Other assets	97,535
	$ 16,627,842

LIABILITIES
Due to affiliate	$ 4,163,921
Accrued expenses and other liabilities	5,765,875
Current taxes payable	135,002
	10,064,798

Commitments

STOCKHOLDER'S EQUITY
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,462,879
	6,563,044
	$ 16,627,842

See notes to financial statements

BARON CAPITAL, INC.

Notes to Financial Statements
February 28, 2015

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. (the "Parent"), is a registered broker-dealer and the distributor of the shares of thirteen affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company is a member of affiliated entities under common control from which it derives 100% of its revenue. The Company shares office, administrative and occupancy expenses with its Parent and two affiliated corporations, BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM"). BAMCO and BCM are registered investment advisers under the Investment Advisers Act of 1940. The Company recognizes its share of such expenses based on a pro-rata allocation of these costs. These expenses are apportioned by a formula determined by management. The expenses and the operating results may not be indicative of what the results of operations would have been if the Company were a stand-alone entity and these differences could be material. The amount due to affiliate as of February 28, 2015 represents an intercompany payable. BAMCO is the lessee for the office space shared by the Company and its affiliates subject to lease agreements expiring on May 31, 2035.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[2] Revenue recognition:

The Company receives distribution fees from affiliated regulated investment companies that are calculated as a percentage of daily average net assets and are paid on a monthly basis. The Company recognizes this revenue in the period earned.

[3] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 28, 2015, the Company had no deferred tax assets or liabilities.

The Company's results from operations are included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis in most jurisdictions. It is the Parent's policy to allocate a provision for income taxes to the Company based on the tax that would have been determined on a separate tax return basis. BAMCO paid most of the income taxes for the benefit of the Company and the payments are included in the intercompany payable. The statute of limitations for the consolidated group has expired for years ended prior to February 28, 2011. New York State is currently examining the consolidated tax returns for years ended February 28, 2009, February 28, 2010 and February 28, 2011. In addition, the Internal Revenue Service is examining the consolidated tax returns for the year ended February 28, 2013.

BARON CAPITAL, INC.

Notes to Financial Statements
February 28, 2015

NOTE D - CONCENTRATION OF CREDIT RISK

Included in accrued expenses and other liabilities are $5,500,000 of distribution fees due to various brokers, dealers or other financial intermediaries.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one thousand hours of service within the fiscal year, are employed by the Company on the last day of the plan year and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participants. The contribution percentage is determined at the discretion of senior management. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE F - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2015, the Company had net capital of $6,465,509, which is $5,794,522 in excess of its required net capital of $670,987. The Company's ratio of aggregate indebtedness to net capital was 1.56 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(1).

NOTE G - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of thirteen affiliated regulated investment companies. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company received distribution fees of $32,293,173, which partially offset $72,639,798 of direct and allocated mutual fund selling expenses.

BAMCO reimbursed the Company $46,536,500 for the excess selling expenses and other general, administrative and occupancy expenses of the Company.